Exhibit No. 6

June 25, 2008

Esmark Incorporated
1134 Market Street
Wheeling, WV 26003

Attention: James Bouchard, Chief Executive Officer and Chairman of the Board

Dear Sir,

On behalf of Essar Steel Holdings Limited (“Essar”) I wish to confirm in writing to the Board of Directors of Esmark of Essar’s decision to withdraw its offer to purchase all of the outstanding shares of Esmark at US$19 per share.

As earlier mentioned, Essar is disappointed with the June 22, 2008 arbitration award setting aside the  memorandum of agreement for being in violation of Esmark’s collective bargaining agreement with the United Steelworkers Union (“USW”).

As you are aware, Essar attempted to engage in discussions with the USW throughout the entire process. Essar continued to reach out to the USW during the process, offering to assume the Basic Labor Agreement and immediately commence negotiations on a new collective bargaining agreement.  The USW, while continuing its support to Severstal, has now assigned its right-to-bid to Severstal thus confirming its continued reluctance to support Essar’s offer.

Essar’s decision to withdraw its offer is in keeping with Essar’s principled approach in working in harmony with all concerned stakeholders.  In connection with Essar’s withdrawal of its offer, Essar and OAO Severstal have entered into an agreement pursuant to which Severstal has agreed to purchase from Essar the US$110 million in loans previously provided to Esmark.

We thank Esmark’s management and Board for engaging in a transparent and fair process with Essar and we wish Esmark’s Board, management and employees, the USW and Severstal the very best going forward.

Very truly yours,

Essar Steel Holdings Limited

/s/ Prashant Ruia
Prashant Ruia

Director, Essar